Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Yongye International, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-150949, 333-159892 and 333-163388) on Form S-3 of Yongye International, Inc. of our reports dated March 14, 2011, with respect to the consolidated balance sheets of Yongye International, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for the years then ended, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Yongye International, Inc.

/s/ KPMG
Hong Kong, China
March 14, 2011